Filed Pursuant To Rule 433

Registration No. 333-217785

October 30, 2018

Gold ETFs Are Entering a Seasonally Strong Period

By Max Chen

Posted to ETFTrends.com

October 26, 2018

Gold ETFs may continue to shine ahead as we enter a seasonally strong period for the precious metal during the latter months of the year.

Specifically, George Milling-Stanley, Head of Gold Strategy at State Street Global Advisors, pointed out the gold typically experiences seasonal strength starting in early weeks of October, based on buying for the Indian festival season, followed by the marriage season lasting until May or June. Additionally, jewelers typically stock up ahead of Chinese New Year, Christmas and Valentine’s Day.

“In fact, the period October to June is typically the strongest for overall gold demand,” Milling-Stanley told ETF Trends.

Gold prices have strengthened with Comex gold futures now trading at around $1,236 per ounce. The SPDR Gold Shares (NYSEArca: GLD), the largest gold-related ETF on the market, gained 2.4% over the past month.

“I believe the run is sustainable because of the seasonal patterns noted above, plus continued investment buying across the emerging world as their currencies weaken,” Milling-Stanley said. “In the West, we are seeing safe haven investment in gold, coupled with a longer-term trend toward strategic asset allocation investment by institutions and individuals.”

For example, GLD attracted $297 million in net inflows so far this month as volatility spiked and equity markets pulled back.

Looking Ahead to Gold Prices in 2019

Looking ahead, Milling-Stanley projects gold prices to remain within the broad range established since Spring 2013, between $1,150 and $1,350, and the precious metal could even challenge the overhead resistance above $1,350 in 2019.

Along with GLD, ETF investors now have many other ways to diversify their portfolios with gold exposure. For example, SPDR Gold MiniShares Trust (NYSEArca: GLDM) is a cheap way to access gold. At launch, GLDM was the gold ETF with the lowest expense ratio of 18bps. Milling-Stanley argued that retail investors also often prefer a ETFs with a lower share price, which is why GLDM was priced at launch to be equivalent to one hundredth of an ounce of gold, as opposed to GLD at one-tenth of an ounce. GLDM can be attractive for long-term buy and hold investors whom do not wish to take advantage of GLD’s trading efficiencies and optionality.

Furthermore, the SPDR Long Dollar Gold Trust (NYSEArca: GLDW) incorporates a currency swap mechanism to effectively gain exposure to gold paid for in foreign currencies, rather than in dollars. Investors can look to GLDW in environment where the dollar is strengthening.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.